WILLIAMS CREEK EXPLORATIONS LIMITED

(TSX Symbol "WCX")

#1202-1022 Nelson Street
Vancouver, British Columbia V6E 4S7

Telephone: 604-662-4480
Fax: 604-685-0553

Contact: James E. McInnes, President (604) 662-4480

NEWS RELEASE

20 May 2003

Further to the news release dated 15 May 2003, Williams Creek Explorations Limited is pleased to announce the agreement to acquire seven mining claims situated in the Skeena Mining Division of the Province of British Columbia from R. Kasum has closed. The 100,000 common shares are subject to a four month Exchange hold period ending at midnight on 21 September 2003 and a 12 month hold period under the *Securities Act* of British Columbia ending at midnight on 21 May 2004. No securities were issued as bonuses, finders' fees, or commissions in connection with this transaction

ON BEHALF OF THE BOARD

"James E. McInnes"

James E. McInnes, President


RECEIVED
MAY 29 2003
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